Jushi Holdings Inc.
301 Yamato Road, Suite 3250
Boca Raton, FL 33431

August 23, 2024

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jenn Do
Kevin Vaughn

RE:	Jushi Holdings Inc.
Form 10K for the Year Ended December 31, 2023
Filed April 1, 2024
File No. 000-56468
Ladies and Gentlemen:
This letter is being submitted by Jushi Holdings Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Year Ended December 31, 2023 (the “10-K”) filed April 1, 2024, as set forth in your letter dated August 15, 2024 (the “Comment Letter”).
The text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the Staff’s comments or our responses refer to the 10-K.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 62
1.We note your response to prior comment one as well as the related disclosures in your Form 10-Q for the period ended June 30, 2024. We continue to believe the absence of sufficient quantification to allow the reader to gauge the respective impact of the factors you cite for the changes in each of your retail and wholesale revenue results in disclosure that lacks sufficient transparency. For example, while the disclosure on page 28 of your Form 10-Q appears to quantify the impact of rate versus volume on the retail revenue from certain states, without quantifying the revenue reported for each state for the periods addressed, the reader is left without the ability to gauge the respective significance of each state to your total retail revenue. Similarly, your disclosure addressing your wholesale revenue does not give the reader the ability to gauge the respective impact of the individual state factors you cited in your disclosure. Please provide us with proposed revisions to your Form 10-Q for the period ended June 30, 2024 with a view to providing improved disclosure in your Form 10-Q for the period ended September 30, 2024.

RESPONSE: Future filings will be revised to quantify, to the extent possible, the factors cited for the changes in our Revenue. For example, the below proposed update to our revenue disclosure in our Form 10-Q for the period ended June 30, 2024 will be applied in future filings. Updates to the original revenue disclosure in our Form 10-Q for the period ended June 30, 2024 are shown in bold/underline.

Revenue, Net
(Amounts expressed in thousands of U.S. dollars, unless otherwise stated)

The following table presents revenue by type for the periods indicated:

	Six Months Ended June 30,
	2024	2023	$ Change	% Change
Retail	$114,361	$121,926	$(7,565)	(6)%
Wholesale	15,693	14,372	1,321	9%
Total revenue, net	$130,054	$136,298	$(6,244)	(5)%
Revenue, net, was $130,054 compared to $136,298, a decrease of $6,244 or 5%. Retail revenue decreased $7,565 primarily due to:
•A decline in sales in Illinois of $3,784 - while the number of units sold increased, the average price per unit declined as a result of pricing pressures due to the state of Missouri moving to recreational use;
•A decline in sales in Massachusetts of $919 - while the number of units sold increased, the average price per unit declined due to market price compression and continued competition; and
•A decline in sales in Nevada of $2,112 and in Pennsylvania of $4,206, due to a decrease in the number of units sold, which was driven by increased competition. The decline in Nevada was also impacted by price compression, but the average price per unit remained stable in Pennsylvania.
These declines were partially offset by an increase in sales in Virginia of $3,870 primarily due to the opening of one new store in August 2023. The Company ended the quarter with thirty-five operating dispensaries in seven states, as compared to thirty-four in seven states at the end of June 30, 2023.
Wholesale revenue increased $1,321. The increase is primarily attributable to wholesale revenue growth in Virginia of $3,134 as the cultivation and processing facility in Virginia matured and had more product available for sale to third-parties. The growth in Virginia was partially offset by $1,360 decline in wholesale revenue in Nevada and $741 decline in Massachusetts due to continued competition.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Michelle Mosier at (561) 617-9100 or mmosier@jushico.com.

Sincerely,

Jushi Holdings Inc.

/s/ Michelle Mosier
Michelle Mosier
Chief Financial Officer

cc:	James Cacioppo, Jushi Holdings Inc.
Tobi Lebowitz, Jushi Holdings Inc.